Exhibit 1.02

Conflict Minerals Report of MICRONET ENERTEC TECHNOLOGIES, INC.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Micronet Enertec Technologies, Inc. (“MICT”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, MICT. undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its semiconductor packaging services. In conducting its due diligence MICT. implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

CONFLICT MINERALS DISCLOSURE

MICT has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts shows a portion to be “DRC conflict undeterminable” and the remainder to be “DRC conflict free” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years following November 13, 2012.

MICT due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the semiconductor packaging business, MICT is several levels removed from the actual mining of conflict minerals. MICT does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

MICT due diligence measures included:

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above MICT has no reason to believe that its necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or An Adjoining Country.